Jillian Ivey Sidoti, Esq.
34721 Myrtle Court
Winchester, CA 92592
 (323) 799-1342
 jillian@jilliansidoti.com www.jilliansidoti.com
CA Bar #244269

February 10, 2009

H. Christopher Owings
United States Securities and Exchange Commission
Mail Stop 3561
Washington, DC 20549-5546

Re:              Solar Acquisition Corp.
Registration Statement on Form S-1, as amended
Filed January 8, 2009
Form 10-K for Fiscal Year Ended December 31, 2007
Filed July 10, 2008
Form 10-Q for Fiscal Period Ended September 30, 2008
Filed January 12, 2009
File No. 333-152-496

Dear Mr. Owings,

Please see the responses to your letter below:

Prospectus Summary, page 1

1.
We note your response to comment two from our letter dated October 8. 2008. You indicate that your business plan is to "acquire and partner with key solar companies including Solar Teyin." Please clarity the nature of your current relationship with Solar Teyin and if you have identified other companies to acquire. Also, you do not include your intent to "...acquire and partner with key solar companies..." in your Description of Business, Management's Discussion and Analysis of Financial Condition or Plan of Operation sections. Please advise us in this regard or revise your disclosure. In light of your recent statement, that you intend to "...acquire and partner with key solar companies..." please provide additional analysis as to why you are no longer a blank check company since Section (aX2)(i) of Rule 419 states, in part, that a blank check company includes those companies that has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Mr. H. Christopher Owings
Re: Solar Acquisitions Corp.
January 10, 2009

We maintain our relationship with Solar Teyin/HHII based on the letter of intent. We intend to develop the business of selling their solar products via the Internet upon completion of the public offering. We have removed all language stating that we will acquire and partner with key solar companies as our sole objective at this point is to enter into an agreement with Solar Teyin.

2.
You state in the third paragraph on page one that since inception through September 3 0, 2008, you have incurred a net loss of $1,001,924, but on page 29 you state that you have incurred a net loss of $9,350 since inception through December 31, 2008. Please revise and reconcile your disclosure to the accumulated deficit column of your Statement of Changes in Stockholder Equity table found on page F-5.

This was a typo and should have said December 31, 2007. However, we have now amended it to state the loss as of September 30, 2008

Terms of Offering, page 3

3.
We note your response to comment four from our letter dated October 8,2008. We also note your statement that the offering will terminate 365 days after commencement and that "this date was changed to December 15,2008." You further state on page 14 under Plan of Distribution and Terms of the Offering that the offering terminates 365 days from the date of the commencement of your offering while on your cover page you also give the commencement date as December 15,2008. Please revise your filing to clearly indicate the term of your offering. Further, please advise us whether you have commenced your offering. If you have not commenced your offering and the offering period begins upon effectiveness of your registration statement, please leave this date blank until your registration is declared effective at which time you can insert an appropriate date.

We have revised the agreement to remove any references to the date of the Prospectus and inserted blanks as you have suggested. We have added language stating that the offering will terminate 365 from the effectiveness of the registration statement.

Capitalization, page 10

4.
We note your response to comment eight from our letter dated October 8,2008. We note that your caption to this table now indicates that the information is as of September 3 0,2008, but your table indicates that the information is as of June 30, 2009. Please revise.

This typo has been revised

Mr. H. Christopher Owings
Re: Solar Acquisitions Corp.
January 10, 2009

Security Ownership of Management, page 17

5.
We note your response to comment 10 from our letter dated October 8,2008. Please revise the table to notate which line items relate to each of the footnotes. In addition, revise the footnotes for each of the non-person entities to also indicate the person or persons who have voting and/or investment power for the entity. See Rule 13d-3 of the Securities Exchange Act of 1934.

We have added the notations. This was previously added and must have been lost in the Edgarizing process.

Disclosure of Commission's Position on Indemnification for Securities Act Liability, page 19

6.
We note your response to comment 12 from our letter dated October 8, 2008. We note that you filed your amended Articles of Incorporation as an exhibit. However, it does not appear that your amended Articles of Incorporation includes any provision regarding indemnification of your officers or directors. Please advise us or revise your disclosure to delete these references. Alternatively, if you have amended your Articles of Incorporation toinclude such a provision, please file the amended Articles of Incorporation as an exhibit to your filing.

We have filed an amendment to the Articles of Incorporation at Exhibit 3.3.

Management's Discussion and Analysis of Financial Condition, page 28

7.
We note your response to comment 13 from our letter dated October 8, 2008. Please revise this section to discuss registrant's financial condition, changes in financial condition and results of operations for the two-year period covered by the financial statements. Please refer to Instruction one to Item 303(a) of Regulation S-K.

This has been revised accordingly.

Executive Compensation, page 33

8.
Please revise your "Executive Compensation" section to include information for your fiscal year 2008. Please refer to the Answer to Question 217.11 of the Compliance and Disclosure Interpretations of Regulation S-K updated July 3,2008.

The information regarding our fiscal year 2008 has been updated.

Mr. H. Christopher Owings
Re: Solar Acquisitions Corp.
January 10, 2009

Shares Eligible for Future Sale, page 35

9.
We note your response to comment 16 from our letter dated October 8,2008. In this section, please indicate, if true, that this is the opinion of your counsel and refer readers to the legality opinion filed as an exhibit or remove this statement.

This statement has been removed.

Financial Statements of Solar Acquisition Corp., page F-2

10.
We note your response to comment 18 from our letter dated October 8,2008. It does not appear that you have included an audited balance sheet as of the end of each of your twommost recent fiscal years. Also, your filing does not include an interim balance sheet as of September 30, 2008 and interim statements of income cash flows and changes in stockholder equity for nine months ended September 30, 2008 and 2007. Please update the financial statements to comply with Rule 8-03 of Regulation S-X. In addition, please update the remainder of your filing as necessary. Refer to Section IV of the Commission's Final Rule Release, Smaller Reporting Company Regulatory Relief and Simplification, Release No. 33- 8876. Also, please revise your notes on page F-7 as some of your statements are incomplete.

This was omitted inadvertently and has been updated to reflect the needed audited and interim balance sheets as well as the other proper financial statements.

Item 27 Exhibits Index, page F-24

11.
We note your response to comment 23 from our letter dated October 8, 2008. Your Exhibit Index indicates by way of asterisk and footnote that you previously filed some documents, please refer the reader to the specific filing where those exhibits are located. Also, please file your Bylaws as an exhibit to your registration statement, as your Bylaws were not filed as a separate exhibit in the Form 10 filed on September 15,2006.

The exhibits index has been fully revised to reflect the dates exhibits were filed. The bylaws are filed herewith.

Signatures, page F-28

12.
We note that the necessary parties signed and dated the registrant statement on December 15, 2008, but the registration statement was not filed until January 8,2009. In the future, please have the necessary parties sign and date the registration statement on or about the date you file the registration statement.

Mr. H. Christopher Owings
Re: Solar Acquisitions Corp.
January 10, 2009

The registration was signed on February 9, 2009.

Form 10-K for the Fiscal Year Ended December 31. 2007

13.
We note your response to comment 25 from our letter dated October 8, 2008. Please file your amended Form 10-K so that we may review your changes prior to declaring your registration statement effective.

We will file an amendment shortly.

Form 10-O for the Fiscal Period Ended September 30.2008

14.
We note in the certifications you provided under Item 601(31) of Regulation S-K that you omitted a subparagraph under paragraph four. Also, we note you refer to the registrant as "small business issuer" throughout the certification and your first sentence included Mr. Klamka's tide. Please note that the certification should appear exactly as set forth in current Item 601 (b)(31) of Regulation S-K. Also, the date of the certification should be signed on or about the date of the filing. Please file an amendment to your Form 10-Q for the period ended September 30,2008 that tracks the language of Item 601(b)(31) of Regulation S-K.

An amendment will be filed tomorrow, February 11, 2008.

Please contact us with any questions or concerns. If possible, please advise us if we may submit a request for acceleration. Our fax number is 951-602-6049.

Sincerely,

/s/jis
Jillian Ivey Sidoti
Counsel for Solar Acquisitions Corp, Inc. du/JIS

cc: Clients